

January 3, 2011

Jack Lu
President and Chief Executive Officer
UTStarcom, Inc.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

> **Re: UTStarcom, Inc.**
> **Annual Report on Form 10-K for year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-29661**

Dear Mr. Lu:

We have reviewed your response letter dated December 16, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 72

1.   We note your response to comment seven in our letter dated November 24, 2010. Please confirm you will provide this disclosure with respect to the accumulated profits/losses of PRC subsidiaries in the MD&A of future filings.

2.   We note your response to comment eight in our letter dated November 24, 2010. Despite your cash balance, we continue to believe that a more detailed assessment of long-term liquidity needs and resources would be beneficial to investors considering the transitional state of your business. Please confirm that you will provide such disclosure in future filings.

Note 3 – Divestitures, page 106

3.   We note your response to comment nine in our letter dated November 24, 2010. Please confirm that you will expand your disclosure in future filings to include clarifying language provided in your response.

4.   We note your response to comment ten in our letter dated November 24, 2010. The criteria in ASC 205-20-45-1 are met if (a) operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. According to paragraph 55-22 of ASC 205-20-55, the entity should reassess for one year after a component has been disposed of, whether the criteria in paragraph 45-1 are expected to be met by the end of the assessment period. Paragraph 55-23 states that the assessment period may extend beyond one year after the component is actually disposed of in situations in which events and circumstances beyond an entities control (e.g., the disposed of entity not having a significant number of alternative suppliers) extend the period required to eliminate significant continuing involvement in the ongoing operations of the disposed component provided that the entity both: (a) takes the actions necessary to respond to those situations, and (b) expects to eliminate the direct cash flows and the significant continuing involvement. Based on (i) the company's notice of termination of the supplier agreement in December 2008 and (ii) the winding down of the Korea manufacturing facility at that time, (iii) the June 30, 2009 Settlement Agreement and (iv) subsequent disposal of the 2.6% ownership interest held by the company, (vi) the assertion in your response that you continued to supply handsets to the buyer beyond the 180 day notice period that ended on June 30, 2009 only "to allow the buyer sufficient time to locate another supplier" and (v) the sale of the Korea manufacturing facility in July 2009, it appears that by the end of the assessment period several significant events occurred that would have led the company to conclude that: (a) the operations and cash flows of the component will be eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

        Please revise your filing to report the disposal as discontinued operations or further advise us.

Jack Lu
UTStarcom, Inc.
January 3, 2011
Page 3

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Littlepage

for   Larry Spirgel
       Assistant Director